LOPRO
Integrated finance company
LOPRO CORPORATION

03003707

File Number: 82-4664

January 10, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Brief Description of Japanese Language Documents

Semi-Annual Report

Report on State of Purchase Share Certificate of One's Own

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

The Semi-Annual Report for the first half of the 34th fiscal period (April 1, 2002 through September 30, 2002) prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on December 20, 2002.

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on January 10, 2003.

File Number: 82-4664

FOR IMMEDIATE RELEASE

LOPRO CORPORATION
Media Contacts:
Akira Suzuki, Corporate planning Div.
Tel.: 075-321-6161

Notice of Repurchase of Shares from the Market

(Repurchase of Shares Pursuant to the provisions of Article 210 of the commercial Code)

LOPRO CORPORATION today hereby informs you of the situation regarding repurchase of its own shares, as required by the provisions of Article 210 of the Commercial Code.

1.	Period of purchase	December 18, 2002 through December 31, 2002
2.	Number of shares repurchased	97,800 stocks
3.	Aggregate purchase price	34,893,900 yen
4.	Method of repurchase	in the Osaka Securities Exchange

(Reference)

1) The following are the resolutions that were approved at the Ordinary General Meeting of Shareholders on June 27, 2002.

(1) Type of shares to be repurchased	Shares of common stock
(2) Aggregate number of shares to be repurchased	Up to 2,500,000 shares
(3) Aggregate purchase price	Up to 3,000,000,000 yen

2) Cumulative total of shares repurchased through December 31, 2002.

(1) Aggregate number of shares repurchased	97,800 stocks
(2) Aggregate purchase price	34,893,900 yen